Reply to the Attention of:	Michael Shannon
Direct Line:	604.893.7638
Email Address:	michael.shannon@mcmillan.ca
Our File No.:	1022049-318311
Date:	August 26, 2025

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Damon Inc. Offering Circular on Form 1-A Filed on July 22, 2025 File No. 024-12643 Response Letter to SEC Comments on August 5, 2025

We are counsel for and write on behalf of Damon Inc. (the “Company”) in response to the Staff’s letter of August 5, 2025 (the “Comment Letter”) from the Division of Corporation Finance, Office of Manufacturing, of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Circular on Form 1-A filed on July 22, 2025 (the “Form 1-A”)

On behalf of the Company, we provide below the Company’s response to the comment made in the Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company.

Commission Comment:

Offering Circular on Form 1-A

Forum Selection, page 138

1.	We note that your Articles identify the Supreme Court of British Columbia, Canada as the exclusive forum for certain litigation, including any derivative action, and that you will select the United States District Court for the Southern District of New York once you become a registrant under the Securities Act of 1934 or your securities are registered under the Securities Act of 1933. Additionally, we note that your subscription agreement contains a forum selection provision identifying the Province of British Columbia, Canada as the exclusive forum for any action arising under the subscription agreement. Please provide disclosure to clearly disclose:

●	both exclusive forum provisions, including the relevant forum for litigation;

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August 26, 2025 Page 2

●	applicable risk factor disclosure describing any risks or impacts upon investors of the exclusive forum provision, including but not limited to increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable;

●	enforceability under federal and state law;

●	whether these provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;

●	to the extent the provisions apply to federal securities law claims, revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder; and

●	whether purchasers of interests in a secondary transaction would be subject to these provisions.

Company Response:

We confirm, on behalf of the Company, that the Company has added the following risk factor on page 19 as follows:

“Our Articles designate the Supreme Court of British Columbia, Canada and the appellate Courts therefrom as the exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which would limit such shareholders ability to choose the judicial forum for disputes with us or our directors, officers or other employees.

Our Articles provide that unless the Company consents in writing to the selection of an alternative forum, the Supreme Court of British Columbia, Canada and the appellate Courts therefrom, shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action or proceeding asserting a claim of breach of fiduciary duty owed by any director, officer, or other employee of the Company to the Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Business Corporations Act or the Articles (as either may be amended from time to time); or (iv) any action or proceeding asserting a claim otherwise related to the relationships among the Company, its affiliates and their respective shareholders, directors and/or officers, but this clause (iv) does not include claims related to the business carried on by the Company or such affiliates. The forum selection provision also provides that the Company’s securityholders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of the Articles.

However, since the Company is a registrant under the Exchange Act, the above provision of our Articles shall not apply to any causes of action arising under the Securities Act or the Exchange Act. Unless the Company consents in writing to the selection of an alternative forum, the United States District Court of the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the Securities Act and the Exchange Act.

August 26, 2025 Page 3

Any person or entity purchasing or otherwise acquiring any interest in our Common Shares is deemed to have received notice of and consented to the foregoing provisions. Although we believe this choice of forum provision benefits us by providing increased consistency in the application of British Columbia law in the types of lawsuits to which it applies, and U.S. federal securities law as interpreted by the United States District Court of the Southern District of New York or the state courts in New York County, New York with respect to any complaint filed in the United States asserting a cause of action arising under the Securities Act and the Exchange Act, the provision of which may have the effect of discouraging lawsuits against us and our directors and officers, including but not limited to increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they may find favorable. The enforceability of similar choice of forum provisions in other companies’ Articles or similar governing documents has been challenged in legal proceedings and it is possible that in connection with any action a court could find the choice of forum provisions contained in our Articles to be inapplicable or unenforceable in such action. If a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations.”

In addition, we confirm, on behalf of the Company, that the Company has revised its disclosure under “Forum Selection” on page 138 to provide as follows to address the Commission comment:

“Forum Selection

The Articles include a forum selection provision that provides that, unless the Company consents in writing to the selection of an alternative forum, the British Columbia Supreme Court and appellate Courts therefrom will be the sole and exclusive forum for (i) any derivative action or proceeding brought on the Company’s behalf; (ii) any action or proceeding asserting a breach of fiduciary duty owed by any of the Company’s directors, officers or other employees to the Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of BCBCA or the Articles; or (iv) any action or proceeding asserting a claim otherwise related to the “affairs” (as defined in the BCBCA) of the Company. The forum selection provision also provides that the Company’s securityholders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of the Articles.

However, since the Company is a registrant under the Exchange Act, the above provision of our Articles shall not apply to any causes of action arising under the Securities Act or the Exchange Act. Unless the Company consents in writing to the selection of an alternative forum, the United States District Court of the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the Securities Act and the Exchange Act.

Any person or entity purchasing or otherwise acquiring any interest in our Common Shares is deemed to have received notice of and consented to the foregoing provisions, however, the investor will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this choice of forum provision benefits us by providing increased consistency in the application of British Columbia law in the types of lawsuits to which it applies, and U.S. federal securities law as interpreted by the United States District Court of the Southern District of New York or the state courts in New York County, New York with respect to any complaint filed in the United States asserting a cause of action arising under the Securities Act and the Exchange Act, the provision of which may have the effect of discouraging lawsuits against us and our directors and officers, including but not limited to increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they may find favorable.

August 26, 2025 Page 4

To the extent that any such claim may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act created concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The enforceability of similar choice of forum provisions in other companies’ Articles or similar governing documents has been challenged in legal proceedings and it is possible that in connection with any action a court could find the choice of forum provisions contained in our Articles to be inapplicable or unenforceable in such action.

To the fullest extent permitted by law, the forum selection provision applies to claims arising under U.S. federal securities laws. In addition, investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder. Purchasers of interests in a secondary transaction will be subject to the Company’s forum selection provisions as set forth in our Articles.”

Furthermore, we confirm, on behalf of the Company that the Company has changed the governing law for the subscription agreement as well as the form of Warrant Agency Agreement and the form of Warrant Certificate to the laws of the State of New York and that any action, proceeding or claim arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the United States District Court for the Southern District of New York located in the Borough of Manhattan, or if the United States District Court for the Southern District of New York located in the Borough of Manhattan lacks subject matter jurisdiction, the state courts in New York County, New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive.

Commission Comment:

Plan of Distribution, page 148

2.	You state in your Plan of Distribution that the minimum number of Common Shares an investor may purchase is 100 Common Shares. This appears inconsistent with disclosure elsewhere in your circular that the minimum purchase amount is 1,000 Common Shares (i.e. Cover Page, page 11). Please revise for this inconsistency.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure under the Plan of Distribution on page 150 and elsewhere to provide that the minimum number of Units that a prospective investor may purchase is 10,000 Units for a subscription price of $1,000.00.

August 26, 2025 Page 5

Information Incorporated by Reference, page 152

3.	We note you are attempting to incorporate your audited and interim financial statements by reference, which is not permitted under General Instruction III(a)(1)(B) to Form 1-A. Please file your financial statements in accordance with Part F/S of Form 1-A. Additionally, please explain how the company intends to ensure the Form 1-A is appropriately updated. In this regard, we note that the incorporation by reference of future filings is not permissible on Form 1-A.

Company Response:

We confirm, on behalf of the Company, that the Company is filing its audited and interim financial statements in accordance with Part F/S of Form 1-A. In addition, we confirm, on behalf of the Company, that the Company will file supplements to the Offering Circular under Rule 253(g) to ensure the Form 1-A is appropriately updated.

On behalf of the Company we sincerely hope and trust that the foregoing is satisfactory in this matter and responsive to the Commission’s Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from the same please do not hesitate to contact the writer (at (604) 893-7638 or email: michael.shannon@mcmillan.ca) at any time.

Yours very truly,

/s/ Michael Shannon
Michael Shannon*
for McMillan LLP

Enclosure

cc:	The Company; Attention: Dom Kwong
*	Law Corporation